

January 9, 2024

Xiaodong Chen
Chief Executive Officer
Blue Hat Interactive Entertainment Technology
7th Floor, Building C, No. 1010 Anling Road
Huli District, Xiamen, China 361009

> **Re: Blue Hat Interactive Entertainment Technology**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed December 29, 2023**
> **File No. 333-274893**

Dear Xiaodong Chen:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 1, 2023 letter.

Amendment No. 1 to Form F-3 filed December 29, 2023

Prospectus Summary, page 1

1.   We note your response to prior comment 4 and reissue in full.

Risk Factors, page 9

2.   We note your response to prior comment 7. Given the Chinese government's significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted

overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."

Please contact Gregory Herbers at 202-551-8028 or Evan Ewing at 202-551-5920 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Elizabeth Fei Chen